UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 20, 2020, Materialise NV (the “Company” or “Materialise”) announced that it will hold an extraordinary general meeting of its shareholders on November 5, 2020 at 12:00 p.m., Central European Time, (i) to dismiss BDO Bedrijfsrevisoren CVBA and appoint KPMG Bedrijfsrevisoren CVBA as the Company’s statutory auditor for Belgian company law purposes for a period of three years; (ii) to amend certain of the provisions of the Company’s articles of association (the “Articles”) related to the Company’s object and purpose and the responsibilities of the Company’s Board of Directors (the “Board”); (iii) to renew the authorization and grant a special authorization to the Board to increase the Company’s share capital under certain circumstances and to make certain related changes to the Articles; (iv) to re-authorize the directors of the Company to acquire and dispose of the Company’s shares under certain circumstances and to make certain related changes to the Articles; and (v) to make certain changes to the Articles in order to bring them in line with certain recent changes to the Belgian Companies and Associations Code.

The extraordinary general meeting will be held at the offices of notary Stijn Raes, located at Kortrijksesteenweg 1147, 9051 Ghent.

The convening notices and other documents pertaining to the extraordinary general shareholders’ meeting, including the proposed new articles of association of the Company, are available on Materialise’s website at http://investors.materialise.com on the Governance page.

Exhibit	Description

99.1	Press Release dated October 20, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: October 30, 2020